PROSPECTUS

                                1,377,401 SHARES

                                     [LOGO]

                                  COMMON STOCK

    All of the shares of Common Stock offered hereby are being sold by certain stockholders (the "Selling Stockholders") of Brite Voice Systems, Inc. (the "Company"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "BVSI." The last sale price for the Common Stock on February 27, 1996, as reported by the Nasdaq National Market, was $15 1/16 per share. See "Price Range of Common Stock and Dividend Policy."

    SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE
       SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES
            COMMISSION PASSED UPON THE  ACCURACY OR ADEQUACY  OF
                THIS  PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                                                             PROCEEDS TO
                                        PRICE TO         UNDERWRITING          SELLING
                                         PUBLIC          DISCOUNT (1)     STOCKHOLDERS (2)
Per Share.........................       $14.875             $0.93             $13.945
Total (3).........................     $20,488,840        $1,280,983         $19,207,857

(1) See "Underwriting" for indemnification arrangements with the Underwriter.

(2) Before deducting expenses payable by certain Selling Stockholders, estimated at $120,000.

(3) The Company has granted the Underwriter a 30-day option to purchase up to 206,610 shares, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public and Underwriting Discount will be $23,562,164 and $1,473,130, respectively, and the proceeds to the Company will be $2,881,176.

    The shares of Common Stock are offered by the Underwriter when, as and if delivered to and accepted by it and subject to its right to reject orders in whole or in part. It is expected that delivery of the certificates for the Common Stock will be made on or about March 4, 1996.

                            WILLIAM BLAIR & COMPANY

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 28, 1996

                             AVAILABLE INFORMATION

    Brite Voice Systems, Inc. (together with its subsidiaries as the context indicates, the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    Additional information regarding the Company and the shares offered hereby is contained in a Registration Statement on Form S-3 and the exhibits thereto filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares of Common Stock, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed by the Company with the Commission, is incorporated in this Prospectus by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the completion of the offering of the shares offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY WILL PROVIDE A COPY OF ANY OR ALL DOCUMENTS THAT HAVE BEEN INCORPORATED BY REFERENCE HEREIN BUT NOT DELIVERED HEREWITH (NOT INCLUDING EXHIBITS TO THE INFORMATION THAT IS INCORPORATED BY REFERENCE HEREIN UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES), WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON TO BRITE VOICE SYSTEMS, INC., 7309 EAST 21ST STREET NORTH, WICHITA, KANSAS 67206, TELEPHONE (316) 652-6500, ATTENTION SECRETARY.

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    The Company designs, integrates, assembles, markets and supports voice processing systems and services which incorporate voice response, voice recognition, voice/facsimile messaging, audiotex and interactive computer applications into customized market solutions. Since its August 1995 acquisition of the TSL Companies (see "The Company -- Organizational History"), four entities engaged primarily in providing telecommunications management services, the Company has offered a broad array of services and products which assist customers in managing various aspects of their telecommunications functions, including controlling and reducing expenses, developing management reports and applications, selecting service and equipment vendors, designing and implementing telecommunications systems and managing day-to-day operations.

                                  THE OFFERING

Common Stock offered by the Selling                1,377,401 shares
 Stockholders....................................
Common Stock Outstanding at February 16, 1996....  11,495,075 shares (1)
Nasdaq National Market Symbol....................  BVSI
                                                   The Company will not receive any proceeds of
                                                   the offering unless the Underwriter's
                                                   over-allotment option is exercised.
Proceeds.........................................

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              FISCAL YEAR ENDED DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1991       1992       1993       1994       1995
                                                                   ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................................  $  41,846  $  42,265  $  56,412  $  79,940  $  97,078
  S corporation distributions (2)................................     --          2,616      2,292      6,989      4,303
  Merger and other costs (3).....................................     --         --          4,600     --          4,327
  Income (loss) from operations..................................      2,017     (3,951)    (1,606)     6,005      5,708
  Net income (loss)..............................................  $   2,339  $  (2,423) $  (1,303) $   4,425  $   3,950
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
  Earnings (loss) per share (4)..................................  $     .21  $    (.22) $    (.12) $     .38  $     .33
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
  Weighted average shares outstanding............................     11,031     10,865     11,068     11,526     11,922

                                                                                    DECEMBER 31,
BALANCE SHEET DATA:                                                                     1995
                                                                                   ---------------
  Working capital................................................................     $  26,934
  Total assets...................................................................        58,832
  Long term debt.................................................................        --
  Stockholders' equity...........................................................        40,446

------------------------------
(1) Excludes 1,490,392 shares of Common Stock issuable upon the exercise of stock options.

(2) On August 9, 1995, the Company completed the TSL Merger. See "The Company -- Organizational History." Prior to the TSL Merger, the TSL Companies elected to be taxed as S corporations under the Internal Revenue Code. The TSL Companies distributed the majority of their tax basis earnings in the form of additional compensation to officers and stockholders. Distributions in excess of the salary and bonus amounts contracted for pursuant to employment agreements entered into concurrently with the TSL Merger have been classified as S corporation distributions in the Company's Consolidated Financial Statements. These distributions will not recur in future periods.

(3) Merger and other costs of $4,327,000 in 1995 include $3,509,000 of brokerage, legal and other professional fees associated with the consummation of the TSL Merger, and $818,000 representing the write-off of certain equipment and prepaid royalties associated with the Company's "Person-to-Person" product. In 1993, the Company recorded a $4,600,000 charge related to its merger with Perception Technology Corporation, consisting of fees to financial advisors, attorneys and accountants, and costs of integrating operations.

(4) Exclusive of S corporation distributions and Merger and other costs, adjusted for an appropriate provision for income taxes, earnings per share in the years 1993, 1994 and 1995 would have been $.35, $.81 and $.89, respectively.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

LIMITED BACKLOG; FLUCTUATION IN QUARTERLY RESULTS

    The Company is typically able to deliver systems within several weeks of receipt of the order and therefore has a minimal backlog of system orders. In addition, the Company has no long-term supply agreements with customers, and, as a result, revenues in any quarter are substantially dependent upon orders that are received and shipped during that quarter. Historically, a large percentage of a quarter's systems are shipped in the last month of the quarter. In addition, because certain of the Company's systems have relatively high selling prices, the timing of shipments may have a significant effect on quarterly results. Because a significant portion of the Company's overhead is fixed in the short-term, the Company's results of operations may be materially adversely affected if revenues fall below expectations and any such shortfall may not be known until very late in the quarter.

    Billing verification services represent a substantial portion of the revenues derived from the Company's telecommunications management business. Because the timing and amount of refunds varies substantially from quarter to quarter, revenues derived from this service will fluctuate significantly and will be largely unpredictable.

HIGHLY COMPETITIVE MARKET

    The voice response industry is highly competitive. There are no substantial patents or technological barriers which would prevent other companies from entering the market and producing equipment or applications similar to those of the Company. The Company currently competes with companies whose primary business is voice response equipment, and also with larger companies for whom voice response represents a small portion of their overall business. Certain of the Company's competitors have substantially greater resources than the Company, and there can be no assurance that present and future competitors will not exert increased competitive pressures on the Company.

    The market for managed services and telecommunications management services is extremely fragmented, and competitors range from small start-up companies who compete on a local basis to large nationally known firms such as AT&T, Electronic Data Systems, and IBM. There are no significant barriers to entry, and the Company expects that additional competition will develop. Such competition may include large companies with substantially greater resources than the Company; such competition could adversely affect the revenues and operating income of the Company.

RISK OF RAPID TECHNOLOGICAL CHANGES

    The voice processing industry is subject to rapid technological change, including continuing improvements in hardware and software performance. In order to maintain its competitive position, the Company must continually release new products and develop enhancements and new features for its existing products on a timely basis. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, product modifications or enhancements or new products that respond to technological advances by others, or that such new or enhanced products or features will adequately and competitively address the needs of the marketplace. Moreover, the Company must manage product transitions successfully, since announcements or introductions, or the perception that such events are likely to occur, by either the Company or its competitors could adversely affect sales of existing Company products.

    The Company expects that, in order to remain competitive, it will continue to increase its level of research and development expenditures in absolute terms, and such expenditures may also increase as a percentage of sales.

    The Company performs rigorous testing prior to releasing its products. Nevertheless, products as complex as the Company's often contain undetected errors or "bugs" when first released, which are discovered only after the product has been used by many different customers and in varying applications. Although the Company's current products have not experienced bugs that have had a significant financial or operating impact on the Company, there can be no assurance that such problems will not occur in the future.

RISK OF INTERNATIONAL SALES

    Revenues derived from customers outside the United States have accounted for approximately 18%, 20% and 27% of total revenues for the years ended December 31, 1993, 1994 and 1995, respectively. The Company faces a number of risks in conducting its international business that do not affect its domestic business, including greater concentration of business with fewer customers, longer payment cycles, greater difficulty in accounts receivable collection, differing national telecommunications standards and regulatory requirements, and difficulty in staffing and managing foreign subsidiary operations. There can be no assurance that these factors will not have an adverse impact on the Company's future international sales or operating results.

DEPENDENCE ON SUPPLIERS

    For product standardization, quality control and volume purchasing efficiencies, the Company has elected to purchase certain components from sole suppliers. Although the Company historically has been able to obtain supplies of these components in a timely manner, the interruption in supply of any of these components could have an adverse impact on the Company's revenues and operating results. While the Company believes that other suppliers could provide required components in the event of an interruption in supply, a change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results.

STOCK PRICE VOLATILITY

    The market for the Company's stock is highly volatile. Fluctuations in quarterly operating results and any variance in operating results from industry analysts' expectations, or changes in estimated results by such analysts, could have an adverse affect on the trading price of the Company's Common Stock. Furthermore, in recent years the market prices of securities of many high technology companies have experienced extreme fluctuations, in many cases for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                  THE COMPANY

    The Company  designs,  integrates,  assembles, markets  and  supports  voice processing systems and services which incorporate voice response, voice recognition, voice/facsimile messaging, audiotex and interactive computer applications into customized market solutions. The Company also offers a broad array of telecommunications management services.

    Voice processing systems allow callers to use a telephone to leave or retrieve messages, obtain information stored in a computer database, or input and retrieve information from a host computer. A caller who accesses a voice processing system is typically greeted by a message identifying the owner or principal sponsor of the system, and is then requested to select options from a menu of choices. Most callers using touch-tone telephones input responses by pushing the keys on their telephone key pad. Many of the Company's systems, such as voice activated dialers, allow input of information using spoken commands.

    Typical applications for the Company's systems allow callers to obtain personalized account balances for bank, credit card, or mutual fund accounts, order products or product literature for delivery by mail or by facsimile, pay bills, enroll for college courses, apply for credit cards, and receive stock quotes or other personalized information. The enhanced level of service available through the Company's systems enables the Company's customers to reduce the costs associated with the provision of similar services using live-agent call centers. The Company's audiotex systems allow callers to use the telephone to access a wide variety of computer-stored information, such as sports scores, weather, stock quotes, business news, classified ads or other similar information. Newspapers and Yellow Pages publishers generate revenue through the sales of sponsorships to these categories of information.

    The Company provides a wide range of services to support its customers' voice response activities. In addition to traditional maintenance services, the Company employs a staff of writers and broadcasters who record information for play back on customers' systems, and a staff of telephone operators who process and create personal ads for newspaper customers, provide back office support such as advertiser and system management for Yellow Pages publishers, and assist customers in modifying voice response content for use in Internet or other on-line applications.

ORGANIZATIONAL HISTORY

    Incorporated in 1984, the Company initially concentrated its efforts on the provision of audiotex systems, primarily to newspaper publishers which used the systems to establish themselves as leading information providers in their respective markets. In May 1991, the Company, through its newly-formed subsidiary, Brite Voice Systems Group, Limited ("BVSGL"), acquired substantially all of the assets of the Voice Systems Group of Ferranti Business Communications, Ltd. BVSGL assembles and distributes voice messaging systems which are sold as customer premise equipment for use behind a private branch exchange and as public telephone network equipment. BVSGL is responsible for the Company's European business and maintains design and production facilities in Manchester, England and sales and support offices in Cambridge, England; Germany; Switzerland and Italy.

    In July 1993, the Company merged with one of its leading competitors, Perception Technology Corporation ("Perception"). Perception's experience as a provider of interactive voice response systems significantly broadened the Company's participation in the voice response industry. In addition, the Company believes that the combined audiotex experience of the two companies established the Company as the leading provider of audiotex systems and information services to the newspaper and Yellow Pages publishing industries.

    In March 1995, the Company acquired Touch-Talk, Incorporated ("Touch-Talk"), based in Dallas, Texas. Pursuant to the Agreement and Plan of Reorganization and Merger (the "Touch-Talk Merger Agreement") by and among the Company, Touch-Talk and its stockholders, Michael D. Heinrich and Laurence W. Potter, III (collectively the "Touch-Talk Stockholders"), the Company issued an aggregate of 150,000 shares of the Company's Common Stock to the Touch-Talk Stockholders in conversion of all of the outstanding shares of common stock of Touch-Talk. Prior to the merger, Touch-Talk had been the largest provider of customized application software solutions used by the Company in providing interactive voice response applications. In addition, the Company had licensed from Touch-Talk certain application software development tools for sublicense to its customers. The acquisition of Touch-Talk broadened the Company's capabilities in providing turnkey voice response applications to customers seeking a single vendor for all of their voice response requirements.

    In August 1995, the Company acquired Telecom Services Limited (U.S.), Inc., Telecom Services Limited (West), Inc., TSL Software Services, Inc., and TSL Management Group, Inc. (collectively the "TSL Companies," or "TSL"), which were affiliated by common ownership. Pursuant to the terms of an Agreement and Plan of Reorganization and Merger (the "TSL Merger Agreement") by and among the Company, the TSL Companies and Alan C. Maltz, Stephen B. Rockoff, Scott A. Maltz and Alan C. Maltz as custodian for Sari Maltz and Lori Maltz (collectively the "TSL Stockholders"), each of the TSL Companies was merged into the Company and the Company issued to the TSL Stockholders an aggregate of 3,331,000 shares of the Company's Common Stock in conversion of all of the outstanding shares of Common Stock of the TSL Companies (the "TSL Merger"). As a result of the TSL Merger, the Company now offers a broad array of services and products which assist clients in managing various aspects of their telecommunications functions including controlling and reducing expenses, developing management reports and applications, selecting service and equipment vendors, designing and implementing telecommunications systems, and managing day-to-day operations.

    The Company is a Kansas corporation. Its principal executive offices are located at 7309 East 21st Street North, Wichita, Kansas 67206 and its telephone number is (316) 652-6500.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. If the Underwriter exercises any portion of the over-allotment option, the net proceeds received by the Company will be used for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BVSI." The following table sets forth, for the periods indicated, the range of high and low sale prices, by quarter, for the Common Stock as reported by the Nasdaq National Market.

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1996:
  First quarter (through February 27, 1996)....................................................  $   15.75  $   10.50
1995:
  March 31.....................................................................................      21.88      15.25
  June 30......................................................................................      21.00      15.88
  September 30.................................................................................      24.50      18.25
  December 31..................................................................................      18.50      12.00
1994:
  March 31.....................................................................................      15.75       9.63
  June 30......................................................................................      13.63       7.63
  September 30.................................................................................      14.13       9.38
  December 31..................................................................................      19.75      12.25

    On February 27, 1996, the last reported sale price of the Company's Common Stock as reported on the Nasdaq National Market was $15 1/16.

    Since its initial public offering in 1989, the Company has not paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the forseeable future. The Company currently intends to retain its earnings to finance future growth of its business.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The Common Stock offered by this Prospectus was initially issued to the Selling Stockholders pursuant to either the TSL Merger Agreement or the Touch-Talk Merger Agreement. See "The Company -- Organizational History." The following table sets forth certain information, furnished by the persons named below, concerning beneficial ownership of Common Stock as of February 16, 1996 (except as otherwise indicated), and as adjusted to reflect the sale of shares offered hereby (assuming the over-allotment option is not exercised) by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) the Selling Stockholders; (iii) each director and executive officer of the Company; and (iv) all directors and executive officers of the Company as a group.

                                                  SHARES BENEFICIALLY OWNED               SHARES BENEFICIALLY OWNED
                                                      PRIOR TO OFFERING       NUMBER OF         AFTER OFFERING
                                                 ---------------------------  SHARES TO  ----------------------------
NAME                                                NUMBER      PERCENT(1)     BE SOLD      NUMBER       PERCENT(1)
-----------------------------------------------  ------------  -------------  ---------  -------------  -------------
Alan C. Maltz .................................   2,174,844(2)        18.9      869,738    1,305,106(2)        11.4
 50 Broad Street
 20th Floor
 New York, NY 10004
Stanley G. Brannan ............................   1,447,562(3)        12.6       --        1,447,562(3)        12.6
 7309 E. 21st Street North
 Wichita, KS 67206
Scott A. Maltz ................................       787,702          6.9      315,081        472,621          4.1
 220 Montgomery Street
 Suite 917
 San Francisco, CA 94104
FMR Corp. (4) .................................       650,500          5.7       --            650,500          5.7
 Fidelity Management Research Co.,
  Edward C. Johnson 3d,
  and Abigail P. Johnson
 82 Devonshire Street
 Boston, MA 02109
Stephen B. Rockoff ............................       368,954          3.2      147,582        221,372          1.9
 50 Broad Street
 20th Floor
 New York, NY 10004
Michael D. Heinrich (5) .......................       141,250          1.2       42,000         99,250        *
 1325 Capital Parkway
 Suite 109
 Carrollton, TX 75006
Laurence W. Potter, III .......................        16,250        *            3,000         13,250        *
 1325 Capital Parkway
 Suite 109
 Carrollton, TX 75006
Perry E. Esping................................       445,000          3.9       --            445,000          3.9
Glenn A. Etherington...........................        68,517        *           --             68,517        *
Leon A. Ferber.................................       137,500          1.2       --            137,500          1.2
C. MacKay Ganson, Jr...........................        29,862        *           --             29,862        *
David S. Gergacz...............................         2,500        *           --              2,500        *
David F. Hemmings..............................       146,000          1.3       --            146,000          1.3
John F. Kelsey, III............................         5,333        *           --              5,333        *
Donald R. Walsh................................        44,499        *           --             44,499        *
All directors and executive officers as a group     5,289,319         44.8    1,184,819      4,104,500         34.7
 (11 persons)..................................

--------------------------
* Less than 1%.

(1) In calculating the percentages shown, the number of shares owned by the named individuals includes the shares they had the right to purchase within 60 days of February 16, 1996, upon exercise of stock options. The options held by the named individuals and the group are: Stanley G. Brannan -- 25,000; Perry E. Esping -- 10,000; Glenn A. Etherington -- 67,222; Leon A. Ferber -- 12,500; C. MacKay Ganson, Jr. -- 9,000; David S. Gergacz -- 2,500; Michael D. Heinrich -- 6,250; David F. Hemmings -- 145,000; John F. Kelsey, III -- 2,500; Laurence W. Potter, III -- 1,250; Donald R. Walsh -- 43,750; and all directors and executive officers as a group -- 317,472.

(2) Includes 80,000 shares held by Mr. Maltz as custodian for his two minor daughters, beneficial ownership of which is disclaimed by Mr. Maltz.

(3) Includes 25,000 shares owned by Mr. Brannan's wife. Also includes 6,000 shares held in trust for the benefit of Mr. Brannan's children, beneficial ownership of which is disclaimed by Mr. Brannan.

(4) Fidelity Management & Research Co. is a wholly owned subsidiary of FMR Corp. and an investment advisor registered under Section203 of the Investment Advisors Act of 1940. Edward C. Johnson, 3d is Chairman of FMR Corp. and Abigail Johnson is a director of FMR Corp. The information is derived from a
    Schedule 13G jointly filed with the Commission by the reporting persons. The number of shares owned is as of December 31, 1995. The percentage amount is calculated as of February 16, 1996.

(5) The shares are owned by Michael D. Heinrich and Carolyn M. Heinrich as joint tenants with rights of survivorship.

    Pursuant to the terms of the TSL  Merger Agreement, Alan C. Maltz and  Scott
A. Maltz were appointed to the Company's Board of Directors after consummation of the merger. The TSL Stockholders have the right to designate two persons to be nominated for election to the Company's Board of Directors during the period that they collectively own at least 20% of the issued and outstanding shares of Common Stock. At such time as their collective ownership is less than 20% of the issued and outstanding shares of Common Stock, and until their collective ownership is less than 10% of the issued and outstanding shares of Common Stock, the TSL Stockholders have the right to designate one person to be nominated for election to the Company's Board of Directors.

    Upon consummation of the merger, the Company entered into employment agreements with Alan C. Maltz, Scott A. Maltz and Stephen B. Rockoff, each of which continues for a term ending December 31, 1997. Alan C. Maltz is Executive Vice President of the Company having primary responsibilities for the TSL division. Scott A. Maltz and Stephen B. Rockoff are Vice Presidents of the Company having primary responsibility for the TSL division's sales and operations, respectively.

    Upon consummation of the Touch-Talk Merger, Michael D. Heinrich and Laurence
W. Potter, III entered into employment agreements with the Company which continue until March 31, 1997. Mr. Heinrich is Vice President of the Company's Interactive Information Systems division and Mr. Potter is a software development engineer.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, no par value, of which 11,495,075 shares were issued and outstanding as of February 16, 1996, and 10,000,000 shares of Preferred Stock, none of which have been issued. As of February 16, 1996, there were outstanding options to purchase an additional 1,490,392 shares of the Company's Common Stock.

COMMON STOCK

    Subject to the rights of any Preferred Stock which may be outstanding, upon liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to the assets remaining after payment to creditors. The shares of Common Stock are not convertible or redeemable and do not have preemptive rights. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to stockholders for a vote. At all elections of directors, each holder of Common Stock shall be entitled to as many votes as shall equal the number of his shares of Common Stock, multiplied by the number of directors to be elected. Such votes may be cast for a single director or may be distributed among any two or more directors. The holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. All of the issued and outstanding shares of Common Stock are, and any shares of Common Stock to be sold by the Company in this offering will be, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

    No shares of Preferred Stock are currently outstanding. The Preferred Stock may be issued at any time and from time to time, upon resolution or resolutions duly adopted by the Board of Directors. Such Preferred Stock will be subject to such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as may be specified pursuant to such resolution or resolutions. Any shares of Preferred Stock so authorized and issued may have priority over the Common Stock with respect to voting, dividend, liquidation or other rights. The Board of Directors could authorize the issuance of one or more series of Preferred Stock, with voting rights or other rights and preferences, which would impede the success of any proposed merger, tender offer, proxy contest, or other attempt to gain control of the Company not approved by the Board of Directors. Although the issuance of Preferred Stock may have an adverse affect on the right of holders of Common Stock, the consent of the holders of Common Stock would not be required for any such issuance of Preferred Stock. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER MATTERS

    BUSINESS COMBINATIONS. The Company is a Kansas corporation and subject to Chapter 17 of the Kansas Statutes Annotated, which embodies the Kansas General Corporation Code ("KGCC"). The KGCC prohibits, subject to certain exceptions set forth therein, various business combinations with "interested stockholders" (as defined herein), including mergers or consolidations of the corporation, or of any direct or indirect majority-owned subsidiary of the corporation, with an interested stockholder for a period of three years following the date such stockholder became an interested stockholder unless (a) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) on or subsequent to such date the business combination is approved by the board of directors and authorized at a meeting of the stockholders of the corporation (but not by written consent of the stockholders), by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder. "Interested stockholder" means any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is (i) the owner of

15% or more of the outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. "Business combination" includes certain mergers, consolidations, assets sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder."

    CONTROL SHARE ACQUISITIONS. The KGCC also contains a "control share acquisition" provision which effectively denies voting rights to shares of an issuing public corporation acquired in control share acquisitions unless the articles of incorporation or bylaws of the corporation provide that this provision of the KGCC does not apply or a resolution granting voting rights is approved by (i) the affirmative vote of a majority of all outstanding shares entitled to vote at the election of directors voting by class if required by the terms of the shares; and (ii) the affirmative vote of a majority of all outstanding shares entitled to vote at the election of directors voting by class if required by the terms of the shares, excluding all interested shares. As used in this paragraph, a "control share acquisition" means the acquisition of one-fifth, one-third or a majority of all voting power under various circumstances of the issuing public corporation. "Issuing public corporation" means a Kansas corporation which has (i) 100 or more shareholders; (ii) its principal place of business, principal office, or substantial assets within Kansas; and (iii) either (a) more than 10% of its shareholders resident in Kansas, (b) more than 10% of its shares owned by Kansas residents, or (c) 2,500 shareholders resident in Kansas.

REGISTRATION RIGHTS

    As a part of the TSL Merger Agreement, the Company agreed to register up to 40% of the total number of shares of Common Stock received by the TSL Stockholders at any time after six months from the closing of the TSL Merger. The TSL Stockholders have agreed that Alan C. Maltz, Scott A. Maltz and Stephen
B. Rockoff would be entitled to sell the shares of Common Stock listed herein under the heading "Principal and Selling Stockholders." In addition to these demand registration rights, the TSL Merger Agreement also provides that, subject to certain limitations, if the Company at any time after August 9, 1997, proposes to register shares of Common Stock for its own benefit or for the benefit of stockholders of the Company, each TSL Stockholder shall have the opportunity to include in such registration up to 50% of the shares held by such person immediately after this offering.

    As a part of the Touch-Talk Merger Agreement, the Company agreed to register up to 40% of the shares of Common Stock received by the Touch-Talk Stockholders and the Touch-Talk Stockholders are selling the shares of Common Stock listed herein under the heading "Principal and Selling Stockholders."

    Under a Stock Purchase Agreement dated March 28, 1990, between the Company and Perry E. Esping, a director of the Company, the Company is obligated to register up to 350,000 shares of the Common Stock owned by Mr. Esping upon Mr. Esping's written request. No shares have been registered pursuant to the Stock Purchase Agreement.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is UMB Bank, N.A., Kansas City, Missouri.

                                  UNDERWRITING

    The Company and the Selling Stockholders have entered into an Underwriting Agreement (the "Underwriting Agreement") with William Blair & Company, L.L.C. (the "Underwriter"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Selling Stockholders have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Selling Stockholders, all of the shares of Common Stock offered hereby. The Underwriter is committed to purchase all such shares if any shares are purchased.

    The Underwriter has advised the Selling Stockholders that it proposes to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $0.44 per share. Additionally, the Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the public offering price and other selling terms may be changed by the Underwriter.

    The Company has granted to the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 206,610 shares of Common Stock at the same price per share to be paid by the Underwriter for the other shares offered hereby. The Underwriter may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

    The Company, the Selling Stockholders, and the Company's directors and executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part without the written consent of the Underwriter, except, with respect to the Company, for the issuance of securities upon the exercise of outstanding stock options.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Triplett, Woolf & Garretson, LLP, Wichita, Kansas. Kelley Drye & Warren, New York, New York, is acting as counsel for the Selling Stockholders who are the TSL Stockholders. Stinson, Mag & Fizzell, P.C., Kansas City, Missouri, is acting as counsel for the Selling Stockholders who are the Touch-Talk Stockholders. Certain legal matters in connection with this offering will be passed upon for the Underwriter by Chapman and Cutler, Chicago, Illinois. As of the date of this Prospectus, a total of approximately 4,750 shares of Common Stock were beneficially owned by certain partners of Triplett, Woolf & Garretson, LLP.

                                    EXPERTS

    The consolidated financial statements of Brite Voice Systems, Inc. appearing in the Brite Voice Systems, Inc. Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. In that report, Arthur Andersen LLP states that with respect to certain operations, its opinion is based on the report of other independent public accountants, namely Ernst & Young LLP. Such consolidated financial statements are incorporated herein by reference in reliance on such reports given upon the authority of such firms as experts in giving said reports.

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    NO  DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDERS OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents
 by Reference..................................           2
Prospectus Summary.............................           3
Risk Factors...................................           4
The Company....................................           6
Use of Proceeds................................           7
Price Range of Common Stock and
 Dividend Policy...............................           7
Principal and Selling Stockholders.............           8
Description of Capital Stock...................          10
Underwriting...................................          12
Legal Matters..................................          12
Experts........................................          12

                                1,377,401 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                               FEBRUARY 28, 1996

                              -------------------

                            WILLIAM BLAIR & COMPANY

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